FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of July 2007
                               05 July 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing 'Notice of Business Update' released on 05 July 2007





                       British Sky Broadcasting Group plc

           Notice of Business Update Presentation and Trading Update


British Sky Broadcasting Group Plc ("BSkyB") is holding a business update presentation for investors and analysts at 9 a.m. (B.S.T.) on 11 July 2007. The presentation will focus on a general update, including broadband and telephony after 10-months of operation, and priorities for the next 12 months. As part of this presentation, BSkyB will reference certain operational KPIs, and as a consequence, the company will be publishing some non-financial operating metrics for the three months ended 30 June 2007 at 7 a.m. on 11 July 2007.

A live webcast of the presentation to investors and analysts will be available via the BSkyB website at http://www.sky.com/corporate and subsequently available for replay.

To  attend  this  event,  please  contact  Kirsty  Flockhart  or Yim Wong on

+44 20 7251 3801 or at bskyb@finsbury.com.

BSkyB will report its Preliminary Results at 7 a.m. on 27 July 2007. There will be a separate conference call for U.K./European based and U.S. based investors and analysts.


Enquiries:


Analysts/Investors:

Andrew Griffith                                 Tel: 020 7705 3118
Robert Kingston                                 Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com


Press:

Matthew Anderson                                Tel: 020 7705 3267
Robert Fraser                                   Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 05 July 2007                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary